SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

April 23, 2012

Via Courier

Ed Bartz, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AmericaFirst Defensive Growth & Income Portfolio, Series 1 File Nos. 333-181979 and 811-22711

Dear Mr. Bartz:

On behalf of AmericaFirst Quantitative Trust (the “Trust”), and pursuant to the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-6 (the “Registration Statement”).

On June 7, 2012, the Trust filed a registration statement on Form S-6 for the AmericaFirst Defensive Growth & Income Portfolio, Series 1 (the “Series”), and later amended the filing on July 25, 2012, and then again on April 1, 2013. We are filing Amendment No. 3 in response to the staff’s oral comments received on April 18, 2013. The staff’s comments pursuant to the April 18, 2013 oral correspondence are set forth below. Each of the staff’s comments is followed by the Trust’s response. We have also enclosed, for your convenience, a marked copy of the prospectus to indicate changes made to the Registration Statement pursuant to the staff’s comments. Finally, you will note that this filing does not include all of the required exhibits to the Registration Statement. We will amend the filing once more and include all required exhibits to the Registration Statement before going effective.

Ed Bartz, Esq.

April 23, 2012

Prospectus

Comment 1: Please confirm that the data used in the investment strategy will be available by April 30, 2013.

Response: The data will be available by April 30, 2013.

Comment 2: For each source of data, please explain who is calculating the data.

Response: The requested disclosure has been added to the prospectus.

Comment 3: In the “Overview” section, please disclose the term of the Trust.

Response: The requested disclosure has been added to the prospectus.

Comment 4: In the “Principal Investment Strategy” section, please disclose the asset allocation split between stocks and bonds.

Response: The requested disclosure has been added to the prospectus.

Sub-Component One (Pages 1-2)

Comment 5: In the first bullet point, please explain the implication of not screening the bonds by credit quality.

Response: The requested disclosure has been added to the prospectus.

Comment 6: In the third bullet point, please provide the source of the “negative yield to worst” calculation.

Response: The requested disclosure has been added to the prospectus.

Comment 7: In the fourth bullet point, please provide the source of the “month-end price” information.

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Ed Bartz, Esq.

April 23, 2012

Response: The requested disclosure has been added to the prospectus.

Comment 8: In the fifth bullet point, please provide an example of the “relative strength index” calculation.

Response: The requested disclosure has been added to the prospectus.

Comment 9: In the fifth bullet point, please provide the source of the “up close” and “down close” information.

Response: The requested disclosure has been added to the prospectus.

Comment 10: In the sixth bullet point, please provide an example of the “price momentum” calculation.

Response: The requested disclosure has been added to the prospectus.

Sub-Component Two (Pages 2-3)

Comment 11: In the second bullet point, please provide the source of the definition of “defensive.”

Response: The requested disclosure has been added to the prospectus.

Comment 12: In the third bullet point, please provide the source of the “share buyback” calculation.

Response: The requested disclosure has been added to the prospectus.

Comment 13: In the fifth bullet point, please provide the start and end dates of the “price momentum” calculation.

Response: The requested disclosure has been added to the prospectus.

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Ed Bartz, Esq.

April 23, 2012

Hypothetical Performance Information (Pages 5-8)

Comment 14: Please disclose that the Dow Jones U.S. Moderately Conservative Relative Risk Index was first calculated on July 1, 2003, and that all other data for prior years has been calculated through back-testing.

Response: The requested disclosure has been added to the prospectus.

Comment 15: Please disclose that the hypothetical portfolio is liquidated after a full calendar year, but that the Trust will hold its assets for the full 14-month term of the Trust.

Response: The requested disclosure has been added to the prospectus.

Comment 16: In the “Comparison of Total Return” and “Summary of Compound Annual Growth Rates” tables, please add the historical performance data for a blended index of 30% stocks and 70% bonds.

Response: The requested disclosure has been added to the prospectus.

Comment 17: In the “Comparison of Total Return” and “Summary of Compound Annual Growth Rates” tables, please explain why the data is not provided for years prior to 1995.

Response: The requested disclosure has been added to the prospectus.

Comment 18: In the “Notes to Comparison of Total Return,” please explain what caused the extraordinary growth periods in the fourth note.

Response: The requested disclosure has been added to the prospectus.

*      *      *      *

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Ed Bartz, Esq.

April 23, 2012

We hope that the foregoing has been responsive to the staff’s comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0176

Sincerely

Steven B. Boehm

cc:	Rick Gonsalves, AmericaFirst Quantitative Trust Robert Roach, AmericaFirst Quantitative Trust Bill Watts, Sutherland Asbill & Brennan LLP

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